SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

     BRASKEM S.A
C.N.P.J. No 42.150.391/0001 -70
NIRE 29300006939
PUBLIC COMPANY
MINUTES OF THE ANNUAL GENERAL MEETING
HELD ON MARCH 28, 2007

1. DATE AND TIME: March 28, 2007, at 10:30 a.m. 2. LOCATION: Corporate headquarters, located at Rua Eteno N° 1561, Camaçari Petrochemical Complex, CEP 42.810 -000, in the Municipality of Camaçari, State of Bahia. 3. SUMMONS NOTICE: Summons Notice published pursuant Article 124 of Law N° 6,404/76, in the Bahia State Government Gazette (Diário Oficial do Estado da Bahia), A Tarde newspaper, also being published in the editions dated March 13, 14 and 15, 2007 of Gazeta Mercantil newspaper for the purposes of wider disclosure, pursuant to Instructions nos 02/78 and 207/94 issued by the Comissão de Valores Mobiliários (CVM). 4. PUBLICATIONS: The publication of the Announcements mentioned in of Article 133 caput of Law N° 6,404/76 was waived, due to the publication within the legal deadline of all documents mentioned therein, namely: the Report of the Management and the Financial Statements for the financial year ending on December 31, 2006, together with the Explanatory Notes thereto, the Report issued by PricewaterhouseCoopers Independent Auditors and the Report of the Fiscal Council, being published in full in the edition of the A Tarde newspaper dated February 12, 2007, the edition of the Bahia State Government Gazette (Diário Oficial do Estado da Bahia) published on February 13, 2007, and in summarized form in the editions of the Gazeta Mercantil and Valor Econômico newspapers published on February 12, 2007, pursuant to Instruction N° 207/94 issued by the CVM. 5. PRESENCE: Shareholders representing over than 92% of the voting capital of the Company, as shown through the signatures below and appended to the Shareholders’ Attendance Book. Also in attendance for the purposes set forth in Law N° 6,404/76 and Article 134, Paragraph 1 thereof, were Messrs. Francisco Teixeira Sá and Giovani da Silveira Fagunde, registered in CRC/MG under the nº 051926/O-0, representing PricewaterhouseCoopers Independent Auditors and Mr. Ismael Campos de Abreu, a member of the Fiscal Council of the Company, pursuant to Article 164,. The attendance was also placed on record of Shareholders owning preferred shares, as shown by the signatures in the Shareholders’ Attendance Book. 6. COMPOSITION OF THE PRESIDING BOARD: Chairwoman: Anna Cecília M.C. Dutra da Silva, representing Nordeste Química S.A. – NORQUISA and ODBPAR Investimentos S.A. Shareholders, and Secretary: Ana Patrícia Soares Nogueira, appointed in compliance with Article 17 of the By-Laws. 7. REPORTS OF THE FISCAL COUNCIL: In a Report issued on February 6, 2007, the Fiscal Council of the Company issued an opinion in favor of the approval, by the Ordinary General Meeting, of the Financial Statements and the other documents related to the allocation of the earnings for the financial year ending on December 31, 2006. 8. AGENDA: 01) Examination, discussion and voting on the Report of the Management and the respective Accounts of the Managers and the Financial Statements with Explanatory Notes thereon covering the financial year ending on December 31, 2006; 02) Approval of the Capital Budget for the 2007/2013 Business Plan, justifying the proposed allocation of earnings of the Company; 03) Approval of the allocations of the earnings for the financial year ending on December 31, 2006; 04) Election of the members of the Fiscal Council and establishment of the respective remuneration thereof; 05) Establishment of the global annual remuneration of the Management. 9. DELIBERATIONS: The matters listed in the Agenda were presented for discussion and voting, with the following decisions being taken unanimously by all those in attendance, except for the specific abstentions of some Shareholders as set forth in the following items: 9.1. Authorized the recording of the Minutes of this Meeting in a summary form, as well as the publication thereof without the signatures of the Shareholders in attendance, as set forth in Article 130 and the Paragraphs thereof of Law N° 6,404/76; 9.2. FINANCIAL STATEMENTS AND REPORT OF THE MANAGEMENT: approved without reservation, with those legally prevented from casting their votes abstaining from doing so, the reports, the Accounts of the Management, the Financial Statements and the respective Explanatory Notes thereto for the financial year ending on December 31, 2006, as well as the Reports thereon issued by PricewaterhouseCoopers Independent Auditors and the Fiscal Council; 9.3. CAPITAL BUDGET – approved the capital budget drawn up by the Management of the Company, justifying the proposal to retain part of the net profits for the financial year ending on December 31, 2006 which, having being initialed by the Members of the presiding board, will be kept on file at the head offices of the Company, recording the abstention of the Petrobras Social Security Foundation (PETROS - Fundação Petrobras de Seguridade Social) on this matter; 9.4) ALLOCATION OF THE RESULTS FOR THE FISCAL YEAR – approved: The allocation of the net profits for the financial year ending on December 31, 2006 in a total amount of R$77,753,152.51 (seventy seven millions, seven hundred and fifty three thousand, one hundred and fifty two Reais and fifty one centavos) as follows: a) R$3,887,657.63 (three million, eight hundred and eighty seven thousand, six hundred and fifty seven Reais and sixty three centavos) to the Statutory Reserve; b) R$36,932,747.44 (thirty six millions, nine hundred and thirty two thousand, seven hundred and forty seven Reais and forty four centavos) for payment of dividends, corresponding to 50% of the net profits for the financial year, distributed as follows: a) the gross amount of R$ 0.159017 (zero point fifteen centavos and fraction) to each A and B class preferred share; and (b) R$ 0.318034 (zero point thirty one centavos and fraction) to each American Depositary Receipt (ADR) with settlement as from April 9, 2007; and, c) R$36,932,747.44 (thirty six million, nine hundred and thirty thousand, seven hundred and forty seven Reais and forty four centavos) withheld and allocated to the Profits Reserve Account for Expansion, as set forth in the justifications presented in the Budget approved in Item 9.3 above and pursuant to Article 196 of Law N° 6,404/76; 9.5. ELECTION OF THE MEMBERS OF THE FISCAL COUNCIL: In compliance with the provisions in Article 40 of the Company’s By-Laws and Paragraph 4º of Article 161 of Law N° 6,404/76, the following members of the Fiscal Council of the Company and their respective alternates were elected and re-elected, as applicable, for a one-year term of office beginning on this date and ending with the Ordinary General Meeting that will analyze the accounts of the Management for the financial year ending on December 31, 2007, by the following Shareholders: CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI, PETROBRAS QUÍMICA S.A. – PETROQUISA, PRONOR PETROQU ÍMICA S.A., Panagora Group Trust, CIBC Emerging Economies Fund, Commonwealth of Pennsylvania State E R System, Commonwealth of Pennsylvania Pub. School Emp. Ret System, Frank Russel Investment Company Emerging Markets Fund, Pension Plan of Hercules Incorporated, Imperial Emerging Economies Pool, Central State Southeast Southwest A PE Fund, The TBC Private Trust, Mellon Global Funds PLC, The Master T B O Japan LTD RE MTBC400035147, Florida Retirement System Trust Fund, Wells Fargo Master Trust Diversified Stock Portfolio, Vanguard Emerging Markets Stock Index Fund and The Texas Education Agency, as the Shareholders owning preferred shares, Messrs. MARCOS ANTONIO SILVA MENEZES, Brazilian, legally separated, accountant, bearer of Identity Card N° 035286/0-1 CRC/RJ, registered under CPF/MF under nº 270.125.147 -87, resident and domiciled in Rio de Janeiro, Rio de Janeiro State, Brazil, with a commercial address at Avenida República do Chile N° 65, 3rd andar, Rio de Janeiro, Rio de Janeiro State, Brazil, CEP 20.031 -912, as a full member and SERGIO JOSÉ DE BARROS, Brazilian, married, accountant, bearer of Identity Card N° 058164-6 CRC/RJ, registered under CPF/MF under nº 843.232.997 -53, resident and domiciled in Rio de Janeiro, Rio de Janeiro State, Brazil, with a commercial address at Avenida República do Chile N° 65, 3rd andar, Rio de Janeiro, Rio de Janeiro State, Brazil, CEP 20.031 -912, as his respective alternate member by the following Shareholders: CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI, PETROBRAS QUÍMICA S.A. – PETROQUISA and PRONOR PETROQUÍMICA S.A., as minority Shareholders owning more than 10% (ten per cent) of the voting shares; Messrs. JANILDO DANTAS DE SOUZA, Brazilian, married, economics and bank employee, bearer of Identity Card N° 80.530 SSP/RN, registered under CPF/MF under nº 026.012.814 -72, resident and domiciled in Natal, Rio Grande do Norte, Brazil, with a commercial address at Avenida Senador Salgado Filho N° 2190, Ed. Portugal Center, Room 130, Lagoa Nova, Natal, Rio Grande do Norte, Brazil, CEP 59.075 -000, as a full member and JOSÉ EASTON MATOS NETO, Brazilian, married, retiree, bearer of Identity Card N° 289.894 SSP/DF, registered under CPF/MF under nº 096.587.691 -87, resident and domiciled at Rua Artezão João Prata N° 154, Apartment 601 B, Alto do Itaigara, Salvador, Bahia State, Brazil, CEP 41.815 -210, as the respective alternate member of thereof and by the following Shareholders: NORDESTE QUÍMICA S.A. – NORQUISA and ODBPAR INVESTIMENTOS S.A., as the controlling Shareholders, with the full members being Messrs. ISMAEL CAMPOS DE ABREU, Brazilian, married, accountant, bearer of Identity Card N° 716.820 SSP/BA, registered under CPF/MFnº 075.434.415 -00, resident and domiciled in Salvador, Bahia State, Brazil, with a commercial address at Avenida Luis Viana Filho N° 2841, Paralela, Salvador, Bahia State, Brazil, CEP 41.730 -900; MANOEL MOTA FONSECA, Brazilian, married, lawyer, bearer of Identity Card nº 3.662.756 -SSP/RJ, registered with OAB/BA under nº 503-B and CPF nº 019.638.218 -15, resident and domiciled in Salvador, Bahia State, Brazil, with a commercial address at Rua Frederico Simões nº 85, Ed. Empresarial Simonsen, 3rd andar, Pituba, Salvador, Bahia State, Brazil, CEP 41820-020; and WALTER MURILO MELO DE ANDRADE, Brazilian, married, lawyer, bearer of Identity Card N° 2.155.900 -74 SSP/BA, registered with the OAB/BA under nº 9745 and registered under Personal Tax CPF N° 363.477.285 -91, resident and domiciled in Salvador, Bahia State, Brazil, with the commercial address at Quadra 3 Sesfi, Cia Sul, Simões Filho, Bahia State, Brazil, CEP 43780-000; and as the respective alternate members thereof, JAYME GOMES DA FONSECA JÚNIOR, Brazilian, married, business administrator, bearer of Identity Card N° 2.576.009 SSP/BA and registered under CPF/MF nº 350.606.895 -49, resident and domiciled in São Paulo, São Paulo State, Brazil, with a commercial address at Avenida das Nações Unidas nº 4,777, 6th andar, São Paulo, São Paulo State, Brazil, CEP 04.543 -000; MARIA CLÁUDIA FREITAS SAMPAIO, Brazilian, married, business manager and lawyer, bearer of Identity Card N° 02.499.999 -78 SSP/BA, registered under CPF/MF nº 429.659.005 -78, resident and domiciled in Salvador, Bahia State, Brazil, with a commercial address at Rua Frederico Simões N° 85, Ed. Empresarial Simonsen, 3rd andar, Pituba, Salvador, Bahia State, Brazil, CEP 41820-020; and SÉRGIO GARRIDO DE BARROS, Brazilian, married, accountant, bearer of Identity Card nº 5.776.20070 SSP/BA, and registered under CPF/MF N° 857.253.405 -97, resident and domiciled in São Paulo, São Paulo State, Brazil, with a commercial address at Avenida das Nações Unidas nº 4,777, 6th andar, São Paulo, São Paulo State, Brazil, CEP 04.543 -000. The Members of the Fiscal Council elected hereby take office on this date, having presented written declarations for the due purposes of law and the effects of the provisions in Article 37, item II, of Law nº 8,934 dated November 18, 1994, with the wording given by Article 4 of Law nº 10,194 dated February 14, 2001, that they are not prevented from engaging in business or managing a corporation under any decision handed down by the Criminal Courts, and having also presented, pursuant to Instruction N° 358 issued by the Brazilian Securities Commission (CVM) on January 3, 2002, written declarations in compliance with the terms of this Instruction, filed with the head offices of the Company. The abstention of the Petrobras Social Security Foundation (PETROS - Fundação Petrobras de Seguridade Social) was recorded on this matter; 9.6. REMUNERATION OF THE FISCAL COUNCIL: it was established that each member of the Fiscal Council in office will receive remuneration of R$5,502.00 (five thousand, five hundred and two Brazilian Reais) per month or the minimum limit established in Paragraph 3 of Article 162 of Law N° 6,404/76, whichever is the higher, recording the abstention of the shareholders of Petrobras Social Security Foundation (PETROS - Fundação Petrobras de Seguridade Social) on this matter; 9.7. GLOBAL ANNUAL REMUNERATION OF THE MANAGEMENT: established until otherwise decided, the following remuneration: a) for the Members of the Board of Directors, up to a global annual ceiling of R$1,663,000.00 (one million, six hundred and sixty three thousand Reais); and b) for each members of the Executive Officers,the global annual ceiling of R$18,932,000.00 (eighteen million, nine hundred and thirty two thousand Reais), with these amounts including the benefits and labor allowances set forth in Article 152 caput of Law N° 6,404/76, to be allocated individually by the Board of Directors in compliance with the provisions in Articles 25 and 26, “h” of the By-Laws of the Company, recording the abstention of the Shareholder Petrobras Social Security Foundation (PETROS - Fundação Petrobras de Seguridade Social) on this matter. 10 – ADJOURNMENT: There being no further business, the Ordinary General Meeting was adjourned, recording these Minutes which, after having been read, discussed and found correct, are signed by all the Shareholders in attendance, which constituted the quorum required to ensure the validity of the deliberations and decisions adopted by these General Meetings, also resolving to authorize the extraction of the necessary certificates by the Secretary of the Meeting. Camaçari, BA, March 28, 2007. [Board: Anna Cecília Dutra da Silva – Chairwoman; Ana Patrícia Soares Nogueira – Secretary; Shareholders: Nordeste Química S.A. – Norquisa (p/p Anna Cecília Dutra da Silva); ODBPAR Investimentos S.A. (p/p Anna Cecília Dutra da Silva); Petrobras Química S.A. – Petroquisa (p/p Roberto Keller Thompson Mello); Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (p/p Rita Magaly Lima Hayne Bastos); Fundação Petrobras de Seguridade Social – PETROS (p/p Sandro Gomes da Silva); Pronor Petroquímica S.A. (Walter Murilo Melo de Andrade)].

The above matches the original recorded on its own book.

Ana Patrícia Soares Nogueira
Secretary

Headquarters-Plant: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 632.5102
Offices: Rio de Janeiro/RJ - Av. Presidente Vargas, n° 309, 13° andar - CEP 20071-003 - Tel. (21) 516.1515 - Fax (21)233.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 342.3088
São Paulo/SP – Av. das Nações Unidas, 4777, Alto de Pinheiros, CEP. 05477-000 – Tel. (11)3443-9999 – Fax (11)3023-0420.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2007
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.